Exhibit 99.1

January 18, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Gazit-Globe Ltd. (the “Company”) – Request for Discovery and Inspection of Documents as a Prerequisite for an Application for a Derivative Lawsuit

The Company would like to report that on January 17, 2016, it received a request for discovery and inspection of documents that was filed with the Department of Economic Affairs at the Tel-Aviv District Court, by a shareholder of the Company, against the Company and its subsidiary, Gazit-Globe Israel (Development) Ltd.1, as a prerequisite for the application for a derivative lawsuit against the defendants and their officers and directors, with respect to alleged failures regarding investments made in U. Dori Group Ltd. and resulting damages caused to the Company.

The application has not yet been legally served on the Company, and the Company will review and respond accordingly.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	The Company holds approximately 84.65% of the outstanding share capital and voting rights of Gazit-Globe Israel (Development) Ltd. (75% on a fully-diluted basis).